Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of common shares of JED Oil Inc. (the “Corporation”) held June 23, 2008 (the “Meeting”), the following table sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Matter Voted Upon	Outcome of Vote	For	Against	Withheld
1.	Ordinary resolution to set the number of directors to be appointed at the Meeting at 5.	Carried	93%	6%	1%
2.	Appointment of the 5 nominees described in the Information Circular/Proxy Statement for the Meeting dated May 22, 2008, being Thomas J. Jacobsen, Ludwig Gierstorfer, Justin W. Yorke, Horst H. Engel and James T. Rundell.	Carried	92%	N/A	8%
3.	Reappointment of Meyers Norris Penny LLP as the auditors of the Corporation for the ensuing year and authorization for the board of directors to set the remuneration therefore.	Carried	94%	N/A	6%
4.	Ordinary resolution to amend the by-laws to permit eligibility with the Direct Registration System.	Carried	91%	8%	1%
5.	Ordinary resolution to re-price 1,820,000 outstanding stock options to US$1.50 per share.	Carried	72%	26%	2%
6.	Ordinary resolution to approve the issuance of up to 65,000,000 common shares at a minimum price of US$1.00 per share through December 31, 2008.	Carried	75%	23%	2%

JED OIL INC.

Per:

signed: “Marcia Johnston”

Marcia L. Johnston, Q.C.

Vice-President Legal & Corporate Affairs